UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1200

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group

	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,933,700

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,933,700

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,933,700

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 53.7%(2)

14	Type of Reporting Person IN

(1)	Excludes 195,579 shares of Ashford Inc.’s (the “Issuer,” or the “Company”) common stock (the “Common Stock”) reserved for issuance by the Company to Mr. Monty J. Bennett (the “Reporting Person,” or “Mr. Bennett”) pursuant to the Company’s deferred compensation plan.
(2)	Based on 3,022,756 shares of Common Stock outstanding as of September 10, 2021, plus the following: (i) 1,974,319 shares of Common Stock issuable upon conversion of the 9,279,300 shares of Series D Convertible Preferred Stock of the Company (“Series D Preferred Stock”); (ii) the Units (as defined herein); and (iii) the Options (as defined herein).

CUSIP No. 044104-10-7

Explanatory Note

This Amendment No. 10 (this “Amendment”) relates to the Schedule 13D filed on November 24, 2014 (the “Original Schedule 13D” and, as amended through the date of this Amendment, collectively, the “Schedule 13D”) by Mr. Bennett, relating to the Common Stock. Except as specifically amended by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

On September 10, 2021, the independent board members of the Board of Directors of the Company (the “Board”) approved Amendment No. 1 (the “Amendment No. 1 to the LLC Agreement”) to the Third Amended and Restated Limited Liability Company Agreement of Ashford Hospitality Holdings LLC, a subsidiary operating partnership of the Company (“AHH”), dated as of November 6, 2019 (the “LLC Agreement”). The purpose of Amendment No. 1 to the LLC Agreement is to create a new class of Class 2 Long-Term Incentive Partnership Units (the “Class 2 LTIP Units”) in AHH, which replicate the economics of a stock option granted by the Company. Amendment No. 1 to the LLC Agreement was approved in order to provide certain executives of the Company the opportunity to substitute historical stock options granted by the Company with Class 2 LTIP Units awarded under the Company’s 2014 Incentive Plan, as amended.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On September 10, 2021, the independent members of the Board approved Amendment No. 1 to the LLC Agreement of AHH, dated as of November 6, 2019. The purpose of Amendment No. 1 to the LLC Agreement is to create a new class of Class 2 Long-Term Incentive Partnership Units in AHH, which replicate the economics of a stock option granted by the Company. The Class 2 LTIP Units in AHH, were granted to the Reporting Person under the Company’s 2014 Incentive Plan, as amended, as a substitute award for corresponding stock options voluntarily forfeited by the Reporting Person. The Class 2 LTIP Units vest on the same schedule as the applicable forfeited option and are intended to replicate the economics of each such option; therefore, each vested Class 2 LTIP Unit can convert into a number of long-term incentive partnership units (the “LTIP Units”) in AHH based on the appreciation in a share of the Company's Common Stock over the initial exercise price of the applicable forfeited option, but a vested Class 2 LTIP Unit may only be so converted prior to the final conversion date of such Class 2 LTIP Unit (which is the same as the expiration date of the applicable forfeited option). The LTIP Units are in turn convertible into common limited partnership units of AHH, which are themselves redeemable for cash or, at the option of the Company, convertible into shares of the Company’s Common Stock on a 1-for-1 basis. The Class 2 LTIP Units have an issue price equal to the exercise price of the applicable substituted option and a final conversion date that is the same as the expiration date of the applicable substituted option.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The transactions described in Item 3 are incorporated by reference into this Item 4.

Amendment No. 1 to the LLC Agreement was approved in order to provide certain executives of the Company the opportunity to substitute historical stock options granted by the Company with Class 2 LTIP Units awarded under the Company’s 2014 Incentive Plan, as amended.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read in full as follows:

(a) Aggregate Number and Percentage of Securities. The holdings reported by the Reporting Person herein consist of: (a) 496,093 shares of Common Stock; (b) 262,206 shares of Common Stock issuable upon the exercise of options (“Options”) granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, 172,206 of which are vested and the remainder of which will vest, if at all, three years from the date of grant; (c) 1,054.82 common units in Ashford Hospitality Holdings LLC, the operating subsidiary of the Issuer, which are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis) (the “Units”, and together with the Common Stock and Options, the “Securities”); (d) 1,974,319 shares of Common Stock issuable upon conversion of the 9,279,300 Series D Preferred Stock held, directly or indirectly, by the Reporting Person; and (e) 200,000 Class 2 Long-Term Incentive Partnership Units in Ashford Hospitality Holdings LLC.

The Reporting Person is deemed to beneficially own an aggregate of 2,933,700 shares of Common Stock (which consists of: (v) 496,093 shares of Common Stock; (w) 262,206 shares of Common Stock issuable upon the exercise of Options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, 172,206 of which are vested and the remainder of which will vest, if at all, three years from the date of grant; (x) 1,054.82 Units; (y) 200,000 Class 2 Long-Term Incentive Partnership Units; and (z) 1,974,319 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock), representing approximately 53.7% of the Issuer’s outstanding Common Stock. The Securities held directly by the Reporting Person include 253,350 shares of Common Stock, 167,206 shares of Common Stock issuable upon exercise of Options, 200,000 Class 2 Long-Term Incentive Partnership Units and 32,340 shares of Common Stock issuable upon the conversion of 152,000 shares of Series D Preferred Stock. The remainder are held indirectly as follows:

CUSIP No. 044104-10-7

(i)	18,816 shares of Common Stock, 95,000 shares of Common Stock issuable upon exercise of Options and 143.04 Units are held indirectly by the Reporting Person through MJB Operating, LP;

(ii)	62,116 shares of Common Stock and 501.60 Units are held indirectly by the Reporting Person through Dartmore LP;

(iii)	118,290 shares of Common Stock, 1,924,957 shares of Common Stock issuable upon conversion of 9,047,300 shares of Series D Preferred Stock, and 35.91 Units are held indirectly by the Reporting Person through MJB Investments, LP;

(iv)	13,408 shares of Common Stock and 109.24 Units are held indirectly by the Reporting Person through Reserve, LP IV;

(v)	21,195 shares of Common Stock and 186.36 Units are held indirectly by the Reporting Person through Ashford Financial Corporation (the Reporting Person has a pecuniary interest in 50% of the 21,195 shares of Common Stock and 186.36 Units held by Ashford Financial Corporation);

(vi)	8,918 shares of Common Stock and 78.67 Units are held indirectly by the Reporting Person through Reserve, LP III; and

(vii)	17,021 shares of Common Stock issuable upon conversion of 80,000 shares of Series D Preferred Stock held indirectly through a trust created for the benefit of one of the Reporting Person’s minor children.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above. The Reporting Person is party to an Investor Rights Agreement, pursuant to which, until August 8, 2023, the parties thereto are required to vote their shares of Common Stock and Series D Preferred Stock in excess of 40% of the combined voting power of all of the outstanding voting securities of the Issuer in the same proportion as the stockholders of the Issuer (exclusive of the parties to the Investor Rights Agreement) vote their shares of Common Stock.

(c) Transactions within the Past 60 Days. The transactions described in Item 3 are incorporated by reference into this Item 5(c). This transaction was reported on Form 4 filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2021, pursuant to Section 16 of the Exchange Act of 1934, as amended, and is available on the SEC's website at www.sec.gov.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Class 2 LTIP Units in Ashford Hospitality Holdings LLC were created by Amendment No. 1 to the Third Amended and Restated Limited Liability Company Agreement of Ashford Hospitality Holdings LLC and were described in Item 3, which description is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
99.1	Third Amended and Restated Limited Liability Company Agreement of Ashford Hospitality Holdings LLC, dated as of November 6, 2019 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on September 14, 2021) (File No. 001-36400).

99.2	Amendment No. 1 to the Third Amended and Restated Limited Liability Company Agreement of Ashford Hospitality Holdings LLC (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on September 14, 2021) (File No. 001-36400).

CUSIP No. 044104-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2021

By:	/s/ Monty J. Bennett
Monty J. Bennett